Exhibit 99.2

REPORT OF THE ADMINISTRATIVE BOARD

OF

SPARK NETWORKS SE

Dear Shareholders,

The financial year 2017 was of highest strategic relevance for Spark Networks SE (the “Company”). With the close of the cross-border merger of Affinitas GmbH and Spark Networks, Inc. under Spark Networks SE as parent company on 2nd November 2017, we have created a leader in the dating industry with increased scale and a portfolio of well-known brands.

Spark Networks SE was formed on 29th March, 2017 under the company name “Blitz- 17-655 SE” as shelf company and was acquired by Affinitas GmbH on 12th April, 2017 for the purpose of becoming the ultimate holding company of the business combination of Spark Networks Inc. in the US and Affinitas GmbH in Germany following the completion of the cross-border merger. In the course of the transaction of the cross-border merger on 24st August 2017, the company´s name, Blitz- 17-655 SE was changed to Spark Networks SE. Before the merger, Spark Networks SE did not conduct any activities other than those incidental to its formation and the implementation of the business combination under the cross-border merger.

Since the formation of Spark Networks SE on 29th March, 2017, the management of the SE is the responsibility of a single company organ, the Administrative Board according to the single-tier system pursuant to Art. 43 - 45 SE Regulation, in conjunction with Sections 20 et seq. of the German SE Implementation Act (SE-Ausführungsgesetz, “SEAG”). The Administrative Board manages the Company, determines the Company’s basic business strategies and monitors the implementation of said strategies carried out by the managing directors. The managing directors manage the Company’s business, represent the Company in and out of court and are bound by instructions from the Administrative Board.

From 29th March, 2017 to 4th November, 2017, the Administrative Board had only one member. After completion of the merger, the number of the board members of the Administrative Board was increased to a minimum of three members effective as of 4th November, 2017. The current members of the Administrative Board were elected by the Company's extraordinary general meeting on October 25th, 2017 when the number of board members has been set at seven members. The elected members' regular term ends at the end of the annual general meeting that resolves on the discharge for the financial year 2021.

In the course of the business year 2017, the members of the Administrative Board were in permanent close contact with the managing directors of Spark Networks SE in order to complete the merger on 2nd November, 2017 and to analyze and assess the Company's situation on a regular basis and to discuss material issues in connection with the Company's business strategy, the post-merger integration process and the planning for the financial year 2018.

Spark Networks SE, Kohlfurter Straße 41/43, 10999 Berlin, Germany

Commercial Register: München, HRB 232591

Tax No. 37/539/50132, VAT ID: DE316294650

Chairman of the Board: David Khalil

Managing Directors: Rob O’Hare, Jeronimo Folgueira Sanchez, Michael Schrezenmaier

Monitoring and Advising the Management Board

In the business year 2017, the Administrative Board of Spark Networks SE performed its tasks provided by law, the Articles of Association of the Company, the Rules of Procedure of the Administrative Board, the Charters of the Committees of the Administrative Board, the Corporate Governance Guidelines of the Administrative Board and Code of Ethics of the Company with utmost diligence. The Administrative Board regularly advised and monitored the managing directors of Spark Networks SE with regard to the business operations of the Company, including but not limited to the setup and implementation of the new business combination and the short-term and long-term financial and strategic planning. The Administrative Board also reviewed the risk management and compliance. The Administrative Board stated that the Company has already started elaborating and implementing a compliance and risk management system. In the course of 2017, the Company has not yet implemented a complete Compliance and Risk Management System covering all consolidated companies due to the formation of the combined business at the end of the business year 2017. However, the Administrative Board decided to examine the existing internal processes and to adjust these processes at a group level to the need of the combined business and implement further compliance management measures and a comprehensive risk management system in the course of 2018.

In 2017, the Administrative Board and the managing directors consulted each other with regard to the cross-border merger and Spark Networks SE´s business strategy and regularly discussed the status of the merger and, after its completion, the implementation of the business strategy. The Administrative Board was directly involved in all decisions important to Spark Networks SE already at an early stage and in accordance with law and the Company´s Articles of Association and Rules of Procedure of the Administrative Board. The managing directors regularly, in due time and extensively informed the Administrative Board in writing and orally about the transaction of the merger, the business planning, the course of business, the development strategy as well as the Company´s current situation. The managing directors also addressed any and all deviations in the course of business from the plans, in due time and explained the deviations as well as the required corrective measures. The subject and scope of the managing directors´ reports met the requirements defined by law and the Administrative Board. In addition to the reports, the Administrative Board frequently requested supplementary information from the managing directors. The managing directors attended the Administrative Board meetings in order to provide direct reports and in-person assistance to the Administrative Board when discussing and answering their questions. Any strategical or financial transactions of importance in the course of 2017 that required the Administrative Board’s approval were discussed with the managing directors and reviewed in detail, whereby the focus was on the benefits and the consequences of the respective transaction.

Spark Networks SE, Kohlfurter Straße 41/43, 10999 Berlin, Germany

Commercial Register: München, HRB 232591

Tax No. 37/539/50132, VAT ID: DE316294650

Chairman of the Board: David Khalil

Managing Directors: Rob O’Hare, Jeronimo Folgueira Sanchez, Michael Schrezenmaier

The entire Administrative Board was extensively informed in the periods between the meetings of the Administrative Board and its committees. In this way the strategy, the current business development, the status of the Company, material issues and decisions were regularly discussed by the managing directors and the Administrative Board. The only member of the Administrative Board and subsequently the Chairman of the Administrative Board was further notified by the managing directors without undue delay of all material events relevant for the Company´s status and management. Before 2nd November, 2017, the only member of the Administrative Board and after 2nd November, 2017 the Audit Committee and the Administrative Board reviewed and discussed the quarterly figures and reports of the Company during the financial year 2017. Ms. Clare Johnston resigned as member of the Administrative Board with effect as of 28 November 2017 and, as a consequence, did not attend the in-person meeting on 28/29 November 2017. Apart from that, all members of the Administrative Board attended all meetings.

Topics in Administrative Board Meetings

From the date of formation of the Company in 2017 until 4th November, 2017, the only member of the Administrative Board passed written resolutions twice. The multiple-member Administrative Board, as elected with effective as of 4th November, 2017, held two meetings in 2017 – one meeting by telephone on November 13, 2017 and one in-person meeting in Berlin on 29/30 November 2017. In addition to that, the Administrative Board passed various resolutions by way of circular voting.

On 12th April, 2017 and 1st November, 2017, the only member of the Administrative Board passed resolutions which were required for the completion of the cross-border merger transaction including appointment of the managing directors and the Chairman of the Board, adopting the Rules of Procedure of the Administrative Board and the Charters of the Audit Committee and the Presiding and Nomination Committee, the Code of Ethics, the Supplemental Code of Ethics, the Whistleblower Policy, the Insider Trading Policy and the Corporate Governance Guidelines of the Company and all transactional resolutions necessary for the listing of the Company´s shares (represented by American Depositary Shares) on NYSE American LLC.

On 8th November, the entire Administrative Board passed a resolution by way of circular voting in connection with the transaction of the merger on approving the certification of all no-par-value shares of the Company for the sole purpose of being held in global custody (Girosammelverwahrung) with Clearsteam Banking AG in one or several global share certificates each with respective global bearer coupon sheet.

On 13th November, 2017, the entire Administrative Board by conference call among other topics (i) dealt with the new D&O insurances for the new business combination, (ii) elected the members and chairman of the Presiding and Nominating Committee, (iii) appointed Rob O´Hare as managing director of Spark Networks Inc. (subsidiary of Spark Networks SE), (iv) discussed financial reporting requirements of the Company and the way of reporting and form of information package to be provided by managing directors on a monthly basis and (v) discussed the planned financial calendar for 2018.

Spark Networks SE, Kohlfurter Straße 41/43, 10999 Berlin, Germany

Commercial Register: München, HRB 232591

Tax No. 37/539/50132, VAT ID: DE316294650

Chairman of the Board: David Khalil

Managing Directors: Rob O’Hare, Jeronimo Folgueira Sanchez, Michael Schrezenmaier

On 29th/30th November, 2017, the entire Administrative Board met in person in Berlin and among other topics (i) re-elected David Khalil as Chairman of the Administrative Board, (ii) elected Brad Goldberg as vice-chairman of the Administrative Board, (iii) dealt with the service agreement of the managing directors of the Company, (iv) dealt with contracts between the Company and affiliated persons, (v) elected the chairman and members of the Audit Committee, (vi) dealt with and approved a Virtual Stock Option Program for the Group, (vii) dealt with corporate matters of the subsidiary of the Company and (viii) discussed and approved the proposed Budget for 2018. In this meeting the Administrative Board members and the managing directors participated in a corporate law and capital market law compliance workshop where they received training about the latest developments in these areas.

Corporate Governance

In 2017, the Administrative Board discussed and monitored the process and implementation of compliance with the recommendations of the German Corporate Governance Code (Deutscher Corporate Governance Kodex, “DCGK”) taking into consideration the particulars of the Company ́s single-tier system. The Administrative Board addressed and reviewed exceptions to be disclosed in the Company´s declaration of conformity according to Section161 German Stock Corporation Act (Aktiengesetz, AktG).

As a general rule, due to the Company´s single-tier board system, Spark Networks SE (i) applies those provisions of the DCGK to its Administrative Board which, in the two-tier system of a German stock corporation (Aktiengesellschaft), would apply to the Supervisory Board (Aufsichtsrat) and (ii) applies those provisions of the DCGK to its Managing Directors which, in the two-tier system of a German stock corporation (Aktiengesellschaft), would apply to the Management Board (Vorstand), in each case of (i) and (ii) if and to the extent such provisions are applicable against the background of the statutory provisions applicable to Spark Networks SE as an SE with a single-tier governance system pursuant to Art. 43 - 45 SE-VO, in conjunction with Sections 20 et seq. SEAG.

As the shares of the Company are listed on the NYSE American LLC, the Company has adopted corporate governance policies implementing the corporate governance standards set by the New York Stock Exchange Rules. These rules do not completely correspond to the recommendations of the DCGK. As the shares of the Company are not listed on a German stock exchange, a separate German Corporate Governance Report will not be released.

The Managing Directors and the Administrative Board approved their declaration of conformity regarding the recommendations of the Government Commission of the DCGK pursuant to Section 161 German Stock Corporation Act (Aktiengesetz, AktG) on 24th April, 2018 and will make it permanently available to the shareholders on the Company’s website at www.spark.net upon publication of the 2017 financial statements and the invitation to the 2018 annual general meeting.

Spark Networks SE, Kohlfurter Straße 41/43, 10999 Berlin, Germany

Commercial Register: München, HRB 232591

Tax No. 37/539/50132, VAT ID: DE316294650

Chairman of the Board: David Khalil

Managing Directors: Rob O’Hare, Jeronimo Folgueira Sanchez, Michael Schrezenmaier

Conflict of Interest

The members of the Administrative Board are required to disclose any potential conflict of interest immediately in accordance with Section 5.5 of the DCGK and securities laws of the United States. In 2017, no such disclosures were made with the exception of Joshua Keller who informed the Administrative Board that Union Square Media, a company closely associated with him, provides services to Spark Networks SE. Joshua Keller did not participate in discussions about the service contract and he abstained from voting when the Administrative Board approved it. Joshua Keller has resigned from office as Administrative Board member with effect as of the end of the general meeting 2018 to avoid any conflict of interest.

Committees

The Administrative Board set up two committees in accordance with the Company´s Articles of Associations after completion of the merger: the Audit Committee and the Presiding and Nominating Committee. Both Committees shall consist of at least three members in accordance with the Articles of Association of the Company and the Rules of Procedure of the Administrative Board taking into consideration the rules of the NYSE American LLC regarding independence of the board members. The Audit Committee is chaired by Colleen Birdnow Brown and the Presiding and Nominating Committee is chaired by Bradley J. Goldberg.

Audit Committee

The Audit Committee is responsible for accounting issues and monitoring the accounting process, the internal control system, the risk management, the compliance and the statutory audit process of the financial statements, as well as, issuance of the audit mandate to the statutory auditors.

The audit committee's activity in the reporting year 2017 focused on monitoring of the accounting process, the financial performance of the combined business, the pre-audit of the annual financial statements of 2017 (Jahresabschluss) according to the German Commercial Code (Handelsgesetzbuch, HGB) and IFRS, and the preparation of the Administrative Board resolutions on these topics.

In 2017, the audit committee held one meeting on November 30, 2017, in which two representatives of KPMG AG, Wirtschaftsprüfungsgesellschaft, the Company's appointed auditor for the reporting year, presented the 2017 audit work plan for the PCAOB audit of the financials prepared under IFRS IASB and the statutory audit of the HGB based financials.

Presiding and Nominating Committee

The Presiding and Nominating Committee is responsible for proposing suitable candidates for managing directors and board members, overseeing the evaluation of the Board and management, including appointment and dismissal and remuneration of the managing directors, reviewing the overall corporate governance of the Company.

Spark Networks SE, Kohlfurter Straße 41/43, 10999 Berlin, Germany

Commercial Register: München, HRB 232591

Tax No. 37/539/50132, VAT ID: DE316294650

Chairman of the Board: David Khalil

Managing Directors: Rob O’Hare, Jeronimo Folgueira Sanchez, Michael Schrezenmaier

The Presiding and Nominating Committee did not meet during 2017 due to the timing of the merger in November 2017.

Annual Financial Statements/ Consolidated Annual Financial Statements

KPMG AG, Wirtschaftsprüfungsgesellschaft, Münzgasse 2, 04107 Leipzig, which was appointed the Company's financial auditor of the annual financial statements (Jahresabschluss) and the consolidated annual financial statements by the annual general meeting on October 25, 2017. The auditor audited the Company´s statutory annual financial statements prepared in accordance with the German Commercial Code (Handelsgesetzbuch, HGB) and the consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including the bookkeeping, and issued unqualified audit certificates.

The Audit Committee was closely involved in the audit process and informed on the current state of the audit process and its findings. The audit committee intensively discussed the annual financial statements according to German GAAP and the consolidated annual financial statements according to IFRS, each prepared by the managing directors, as well as the reports of KPMG AG on the audit of the annual financial statements according to German GAAP and the consolidated annual financial statements according to IFRS IASB, with representatives of KPMG AG in the meetings on the 10th and 24th of April, 2018. The auditor reported in detail to any and all findings and comprehensively answered questions of the audit committee.

The Administrative Board was kept informed regularly by way of telephone conferences and by e-mails on the process of the preparation of the annual financial statements according to German GAAP and the consolidated annual financial statements according to IFRS, each for the financial year 2017, and on the audit. The Administrative Board reviewed in detail the annual financial statements according to German GAAP and the consolidated annual financial statements according to IFRS, as well as, the audit reports and no objections have been made. The Administrative Board approved the Company's annual financial statements according to German GAAP and the consolidated annual financial statements according to IFRS on 24th April, 2018 in accordance with Section 47(5) SEAG.

Personnel changes on the Administrative Board

From the date of formation of the Company until 12th April, 2017, the only member of the Administrative Board was Larissa von Scotti. On 12th April, 2017, Larissa von Scotti was removed and David Kahlil was elected as the only member of the Administrative Board. At the General Meeting of 25th October, 2017 (i) David Khalil was removed and re-elected as Administrative Board member and (ii) six new members of the Administrative Board were elected with effect as of November 3, 2017, 24.00h (CET): Bradley J. Goldberg, Jeronimo Folgueira, Colleen Birdnow Brown, Clare Johnston, Joshua Keller and Axel Hefer. Due to urgent personal matters, Clare Johnston could only attend the board meeting held telephonically on 13th November, 2017 and, subsequently, resigned from her position in the Administrative Board due to personal reasons with effect as of 28th November, 2017. Joshua Keller resigned from his position in the Administrative Board with effect as of the end of the general meeting 2018 to avoid conflict of interest as described above.

Spark Networks SE, Kohlfurter Straße 41/43, 10999 Berlin, Germany

Commercial Register: München, HRB 232591

Tax No. 37/539/50132, VAT ID: DE316294650

Chairman of the Board: David Khalil

Managing Directors: Rob O’Hare, Jeronimo Folgueira Sanchez, Michael Schrezenmaier

The Administrative Board thanks the Managing Directors and all employees of the Group worldwide for all their efforts and achievements in 2017.

Berlin, 24th April 2018

For the Administrative Board

David Khalil

Chairman of the Administrative Board

Spark Networks SE, Kohlfurter Straße 41/43, 10999 Berlin, Germany

Commercial Register: München, HRB 232591

Tax No. 37/539/50132, VAT ID: DE316294650

Chairman of the Board: David Khalil

Managing Directors: Rob O’Hare, Jeronimo Folgueira Sanchez, Michael Schrezenmaier